UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2024

Commission File Number 001-37381

MEDIGUS LTD.
(Translation of registrant’s name into English)

10 HaNechoshet Street, Tel-Aviv, 6971072, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

EXPLANATORY NOTE

On March 27, 2024, Medigus Ltd. issued a press release titled: “Medigus: Revoltz Initiates on Exclusive Distribution Agreement of $2.7 Million in Revenues and Completes the Production of the First 50 PORTO Micro-Mobility EVs.” A copy of this press release is furnished herewith as Exhibit 99.1.

EXHIBIT INDEX

Exhibit	Description

99.1	Press release dated March 27, 2024

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MEDIGUS LTD.

Date: March 27, 2024	By:	/s/ Tali Dinar
Tali Dinar
Chief Financial Officer

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